

SEC 07007728 COMMISSION ...49



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31,2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-66924

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 3/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Amper Investment Banking, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza – Suite 3401
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dante Bartoletti, FINOP **212-953-1300**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Albert Pastino**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Amper Investment Banking, L.L.C., as

of **March 31**, 20 **07**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 07

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMPER INVESTMENT BANKING LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2007

(With Independent Auditors' Report Thereon)

AMPER INVESTMENT BANKING LLC

INDEX

MARCH 31, 2007

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Member of
Amper Investment Banking LLC

We have audited the accompanying statement of assets, liabilities and member's equity of Amper Investment Banking LLC as of March 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of assets, liabilities and member's equity referred to above presents fairly, in all material respects, the financial position of Amper Investment Banking LLC at March 31, 2007 in conformity with accounting principles generally accepted in the United States of America

As described in Note 3, the Company is dependent on the parent for continued financial support.

Kempisty & Company CPA's P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
June 27, 2007

AMPER INVESTMENT BANKING LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

MARCH 31, 2007

ASSETS

Cash and cash equivalents	$	190,974
Accounts receivable (less allowance of $276,728)		342,151
Prepaid expenses		29,904
Unbilled revenue		98,208
Fixed assets (net of depreciation of $19,158) (Note 5)		56,161
Due from Parent		968,211
TOTAL ASSETS	$	1,685,609

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	40,000
TOTAL LIABILITIES		40,000
Commitments and contingent liabilities (Note 7)		-
Member's equity		1,645,609
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,685,609

See Notes to Financial Statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Amper Investment banking LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a nonclearing member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a limited liability company that was formed in the State of New York on December 6, 2004 and became a member of the NASD during June, 2006. The Company is a direct, wholly owned subsidiary of Amper, Politziner & Mattia (the Parent), certified public accountants and consultants.

The Company's business consists primarily of capital formation advisory services. Additionally, the Company is allowed to do Private Placements of Securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

The Company is based in the United States and conducts business from its office in New York City. The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had operated as an unaffiliated entity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits in bank accounts. Highly liquid money market investments and short-term investments that are readily convertible into known amounts of cash, with original maturities of less than three months are considered to be cash equivalents for the purpose of statement of cash flows.

Income Taxes

As a single member limited liability company, the single member is responsible for reporting, for income tax purposes, the Company's income and expenses. See Note 6.

Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, Disclosures about Fair Value of the Financial Instruments, requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Currently all of the Company's financial instruments, are carried at, or approximate fair value.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits and accounts receivable.

Cash balances are held principally at one financial institution and may, at times, exceed insurable amounts. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

The Company records a provision for doubtful receivables to allow for any amounts which may be unrecoverable and is based upon an analysis of the Company's prior collection experience, customer creditworthiness, and current economic trends.

Revenue Recognition

Consulting fees for advisory services are recognized in accordance with the terms of the contract.

Unbilled revenue represents the amounts for consulting services rendered to customers who have made firm, enforceable commitments to purchase these services.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for both financial reporting purposes and income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations. Furniture and equipment are depreciated over their estimated useful lives of from 5-7 years.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income/Loss

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive loss is the same as its reported net loss for fiscal year ending March 31, 2007.

Recent Accounting Pronouncements

The adoption of recent accounting pronouncements did not have a material effect on the Company's results of operations or financial position.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is dependent on the Parent for continued financial support. The Parent has agreed to provide financial support for the Company for the next twelve months at a minimum.

The Company signed an "Expense Sharing Agreement" in April, 2006 with the Parent for a period of one year, renewable each year, whereby the Parent will provide various services and assistance to the Company.

The Company has a sub-lease with the Parent for office space.

The Company paid the Parent $273,500 in management fees for the year ended 3/31/07.

The Company's employees participate in the Parent's Profit Sharing Plan by agreement dated February 2006.

On February 28, 2007 the Company distributed its bankruptcy consulting business and assets (accounts receivable) to its Parent. During fiscal 2007 the bankruptcy consulting business generated $645,000, 57% of revenue.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1 (or 8 to 1 during its first year of membership), and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2007, the Company had net capital of $150,974 which was $145,974 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.265 to 1 at March 31, 2007.

NOTE 5 – FIXED ASSETS

The Company's fixed assets consist of the following at March 31, 2007:

Equipment	$	75,319
Less: Accumulated depreciation		(19,158)
	$	56,161

NOTE 6 – INCOME TAXES

As a disregarded entity L.L.C., the Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state income taxes are calculated based upon the total consolidated taxable income or loss. Then these taxes are apportioned to each member of the group based upon its share of the consolidated taxable income or loss. The current and deferred portions of the income tax expense (benefit) included in the statement of income and expenses as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

		Current		Deferred		Total
Federal	$	(753,053)	$	52,500	$	(700,553)
State and local		(215,158)		16,000		(199,158)
	$	(968,211)	$	68,500	$	(899,711)

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company has entered into a sub-lease agreement with its parent for office space which expires in March, 2009.

Remaining commitments under the lease are as follows:

Year Ending March 31,		
2008	$	304,165
2009		300,833
	$	604,998

NOTE 8 – EMPLOYEE BENEFIT PLAN

Effective February 2006 the Company's Parent amended its Profit Sharing Plan ("the Plan"), enabling employees of the Company to participate in the Parent's plan. During fiscal 2007, The Company contributed $34,991 on behalf of its employees to the Plan.

END